

07005060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
MAR 0 2007
WASH. D.C. 210 SECTION

SEC FILE NUMBER
8- 65504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Terwin Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza
(No. and Street)

New York, (City) New York (State) 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Douglas Sandberg (212) 218-5871
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas K. Guba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Terwin Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RICHARD W CHUN
Notary Public State of New York
No. 02CH6116187
Qualified in Nassau County
Commission Expires September 20, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TERWIN CAPITAL LLC

December 31, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
210
SECTION

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Terwin Capital LLC

We have audited the accompanying statement of financial condition of Terwin Capital LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Terwin Capital LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 26, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Terwin Capital LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$ 1,840,082
Deposits with clearing broker (cash of $23,265 and securities with a market value of $499,505)	522,770
Total assets	**$ 2,362,852**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to Terwin Advisors LLC	$ 82,648
Total liabilities	82,648
Member's equity	2,280,204
Total liabilities and member's equity	**$ 2,362,852**

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Terwin Capital LLC (the "Company") is a wholly-owned subsidiary of Terwin Holdings LLC (the "Parent") and is a New York limited liability company. Pursuant to its operating agreement, the Company will continue in perpetuity.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company is part of a group of affiliated companies. While the accompanying financial statements have been prepared from the separate records maintained by the Company, they may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and deposits with the clearing broker. The Company maintains cash deposits with a bank. The Company reduces its exposure to credit risk by maintaining such deposits with a major financial institution and monitoring its credit rating. At times the Company has deposits which are in excess of the FDIC-insured amounts. At December 31, 2006, the Company had $1,740,082 in excess of the FDIC-insured amount.

Deposits with Clearing Broker

The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company has a clearing agreement with Calyon whereby Calyon clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Calyon. Accordingly, customer open transactions are not reflected on the accompanying statement of financial condition.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Deposits with Clearing Broker (continued)

The clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing for losses the clearing broker may sustain from customer accounts introduced by the Company as specified in the clearing arrangement. The clearing broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

The Company provided cash collateral held in the form of T-Bills to Calyon in the amount of $499,505 to satisfy the conditions of the clearing relationship. Upon termination of the agreement the cash will be returned within 10 days. As of December 31, 2006, the Company also has cash on deposit with Calyon of $23,265.

Securities Transactions

Transactions in securities are recorded on the trade date. Securities owned are recorded at market value on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

Income Taxes

Since the Company is a single member limited liability company, it is considered a disregarded entity for tax purposes. Accordingly, the accompanying financial statements do not contain a provision for income taxes since the Company's income or loss is included in the income tax returns of its member.

NOTE B - RELATED PARTY TRANSACTIONS

The Company continues to operate under an amended Service and Expense Agreement signed in 2005 with Terwin Advisors LLC ("Advisors"), an entity under common control, for facilitating the distribution of securitizations of whole loan mortgages and the purchase and sale of other fixed income products, and for administrative services provided to the Company.

In connection with the aforementioned agreement, the Company is indebted to Advisors in the amount of $82,648 as of December 31, 2006.

The Company declared and paid a dividend of $800,000 to the Parent on December 28, 2006.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to minimum net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $2,279,829 at December 31, 2006, which was $2,179,829 in excess of the required $100,000 minimum net capital. The Company's ratio of aggregate indebtedness to net capital is 0.04 to 1 at December 31, 2006.

NOTE D - CONTINGENCY

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the sale of bonds from securitizations and secondary transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. At December 31, 2006, there were no such items outstanding.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

TERWIN CAPITAL LLC

December 31, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
210
SECTION

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Terwin Capital LLC

In planning and performing our audit of the financial statements and supplementary information of Terwin Capital LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

However, we have identified the following deficiency in internal control for recording accruals and determining compliance with the minimum net capital requirements under SEC Rule 15c3-1 that we consider to be a material weakness, as defined above, and a material inadequacy under SEC Rule 17a-5(g)(3). These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Terwin Capital LLC as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 16, 2007.

> The Company receives payroll and other services from an affiliated Terwin entity. During the period of June 1, 2006 through September 13, 2006, this affiliated entity inadvertently recorded certain compensation accruals on its books and records; however, such accruals were not reported in the Company's books and records in a timely manner. The Company had made an advancement to Terwin Holdings LLC on June 9, 2006 based on the capital reflected in its books and records at the time; however, upon correctly recording these compensation accruals in the Company's books and records, it was determined that the Company had not maintained compliance with the minimum net capital requirement under SEC Rule 15c3-1 on certain days during this period of time.

The Company has since recorded the compensation accruals, and paid amounts due as well as received repayment of amounts advanced, and was in compliance with the minimum net capital requirements as required by Rule 15c3-1 as of December 31, 2006. Additionally, the Company has put the following procedure in place to improve its controls. Transfers of cash for advances or dividends being paid up to the parent company will not take place until the month following the one in which the revenues are generated.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 26 2007

END